FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     August                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____           Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                No    _____X_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Cumberland Resources Ltd.

(Registrant)

Date     August, 28  2003                                     By /s/ "Kerry M. Curtis"______________

Kerry M. Curtis, President & CEO

QUARTERLY REPORT TO SHAREHOLDERS

SECOND QUARTER 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone

   604-608-2557

Fax

   604-608-2559

Website

   www.cumberlandresources.com

Email

   info@cumberlandresources.com

August 27, 2003

Second Quarter 2003 Report to Shareholders

Cumberland Resources Ltd. is pleased to report the interim report for the six months ended June 30, 2003.

Second Quarter 2003 & Subsequent Events Highlights

•

$10.5 million 2003 work program initiated at the Meadowbank property in early April

•

Resources continued to grow as 2002 drill results were integrated into resources

•

Preliminary open pit designs, including Vault deposit and Portage Pit area, expanded with improved resources

•

Initial results from 2003 drill program continued to improve the definition of resources and were in line with or exceeded expectations

•

Feasibility level metallurgical studies demonstrated significant improvements

•

$34 million raised in private placement and $5 million raised in exercise of warrants

•

Michael L. Carroll appointed as Chief Financial Officer

•

$2.1 million 2003 work program announced at Meliadine West property

•

Kimberlite bodies at Meliadine East property returned insignificant drill results

Meadowbank Gold Property, Nunavut (100% interest)

A $10.5 million 2003 work program was initiated at Meadowbank in early April 2003.  The program includes two phases of drilling totaling over 16,000 metres and is designed to complete feasibility, commence mine development permitting as well as a substantial field exploration program.

Revised resource estimates from the Meadowbank project were reported in April 2003 and incorporated results from the 2002 drill programs at the Vault deposit, Connector Zone and the new PDF deposit.  Substantial improvements in the definition and size of the Vault gold deposit were realized and initial mining studies by international mining consultants AMEC expanded the potential open pit and potentially eliminated or deferred the need for underground mining at the Vault deposit.

Resource evaluations, incorporating results from the 2002 drill programs at the Connector Zone and North Portage deposit, were estimated and combined with pre-feasibility resources from the Third Portage deposit and Bay Zone.  Second quarter 2003 Portage Pit area and Meadowbank resources were reported in early June 2003.  Preliminary open pit mining studies by AMEC on the Portage Pit area resources expanded the open pit potential of the Meadowbank project with preliminary pit designs reported in late June.

Meadowbank Project Resources* – Q2/2003

Vault Revised Preliminary Pit Designs – May 2003 (US$325/oz)

Note: Revised preliminary designs do not include provision for mining dilution and generate a waste to ore strip ratio of 9:1. Mineral resources which are not reserves do not have demonstrated economic viability. A cut-off grade of 1.85 g/t was used.

Portage Preliminary Pit Designs – June 2003 (US$325/oz)

Goose Island Preliminary Pit Designs – June 2003 (US$325/oz)

Note: Revised preliminary open pit designs do not include provision for mining dilution or ramps. Mineral resources which are not reserves do not have demonstrated economic viability. An open pit cut-off grade 1.50 g/t was applied for both deposits.  Goose Island preliminary strip ratio at 13.7:1 and Portage at 7.3:1.

Meadowbank Project Preliminary Pit Designs – June 2003 (US$325/oz)

Note: Revised preliminary designs do not include provision for mining dilution or ramps and generate a waste to ore strip ratio of 8.5:1 Mineral resources which are not reserves do not have demonstrated economic viability.

Initial results from feasibility level metallurgical studies indicated the gold deposits at Meadowbank are amenable to a straightforward whole ore leach process, compared to the more complex bulk sulphide flotation process used in the preliminary assessment**.  Using a whole ore leach process including preaeration, test results indicated a 90% reduction in reagent consumption and a 10% reduction in primary grind energy requirements while maintaining recoveries above 93%.

Meliadine West Gold Property, Nunavut (22% carried interest)

On July 10, 2003, Cumberland reported that WMC International Ltd. (WIL) had approved a $2,070,000 work program on the Meliadine West gold project.  On July 16, 2003 Comaplex Minerals Corp (Comaplex) announced an arrangement had been entered into with WMC Resources Ltd. (WMC) whereby Comaplex proposed to merge with WMC's wholly-owned Canadian subsidiary, WIL.

 Cumberland continues to enjoy the benefits of the Meliadine Mining Venture Agreement (Meliadine Agreement) dated June 5, 1995 between WIL, Comaplex and Cumberland, which, amongst other things, includes:

•

a completely carried 22% participation in the Meliadine West project covering all exploration and development costs to the commencement of commercial production and the cost of any production expansion thereafter;

•

annual payments to Cumberland which equal $500,000 each in 2004 and 2005 and $1,500,000 each year thereafter until either production commences or the agreement is terminated;

•

6% of net proceeds to Cumberland immediately upon commercial production; and

•

the right of first offer, with respect to any proposed sale of a party’s interest under the Meliadine Agreement.

Meliadine East Gold Property, Nunavut (50% interest)

A $625,000 program, shared on a 50/50 joint venture basis with partner Comaplex Minerals Corp., drill tested priority targets defined by airborne geophysical surveys and till samples collected in 2002.  The 2003 diamond drilling program was completed in mid-June with kimberlite intersected in 14 of the 16 holes completed.  On July 21, 2003, Cumberland announced one kimberlite body contained three microdiamonds considered to be insignificant.  Diamond indicator minerals are being analysed and until completed no further work is proposed.

Corporate

Michael L. Carroll was appointed Chief Financial Officer of the Company.  Mr. Carroll brings to Cumberland more than 20 years of financial management experience in the mining sector.  Most recently, he was Vice President and Treasurer of Homestake Mining Company from 1997 until the 2001 buy-out of Homestake by Barrick Gold Corporation.

Financings

In June 2003, Cumberland received $5.1 million from the exercise of warrants.  On July 30, 2003, Cumberland closed a private placement of 10 million units at $3.10 per unit and one million flow through shares at $3.30 per flow through share, for gross proceeds of $34,300,000, net proceeds to Cumberland of $32,525,000.

Financial Highlights

Cumberland’s exploration costs for second quarter 2003 increased to $4,833,912, compared to $2,610,895 for second quarter 2002, as a result of the substantial increase in exploration, engineering and environmental studies related to feasibility activities at the Meadowbank property in 2003.  Exploration costs are normally higher in the second quarter as the Company’s drilling season usually commences in April.  As a result of the increase in exploration activity, Cumberland had a net loss of $5,165,230 for the second quarter 2003, as compared to a net loss of $3,113.303 for the second quarter, 2002.  At June 30, the Company had working capital of  $17,473,897.

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).  Cumberland is well financed and is advancing the Meadowbank project to production.  The Company is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment** completed in January 2002, which indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life.  A feasibility study was initiated in October 2002 and is expected to be completed by the end of 2003.

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

*Second quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Corporation’s control which may cause actual results, performance or achievements of the Corporation to be materially different from the results, performance or expectations implied by these forward looking statements.

FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

 (unaudited)

June 30, 2003

Cumberland Resources Ltd.

Balance Sheets

(unaudited)

Cumberland Resources Ltd.

Statements of Loss and Deficit

(unaudited)

Cumberland Resources Ltd.

Statements of Cash Flows

(unaudited)

Cumberland Resources Ltd.

Notes to Financial Statements

June 30, 2003

(unaudited)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosure required for annual financial statement.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included.  Operating results for the six months ended June 30, 2003 are not necessarily indicative of the result that may be expected for the full year ending December 31, 2003.

These statements should be read in conjunction with the December 31, 2002 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report for the year ended December 31, 2002.  These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Cumberland Resources Ltd. (“the Company”) for the year ended December 31, 2002.

Certain amounts for 2002 have been reclassified to conform with current year’s presentation.

2. SHORT TERM INVESTMENTS

Short-term investments comprise Canadian dollar denominated investments in investment grade debt and banker's acceptances with maturities to December 2005.  The counterparties include provincial and federal governments and Canadian financial institutions.  At June 30, 2003, these instruments were yielding a weighted average interest rate of 3.6% per annum.  The fair value of the short-term investments based on quoted market prices approximates their carrying values.

3. SHARE CAPITAL

Authorized

100,000,000 common shares with no par value.

[a]

Issued

Common shares have been issued for the following consideration:

The flow through shares issued effectively pass on tax credits associated with the Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at June 30, 2003, $319,400 is included in restricted cash in respect of flow through share funds. The expenditure of these funds is restricted to Canadian exploration activities. For future income tax purposes, the taxable benefits renounced can only be recognized when the exploration expenditures to which they relate have been incurred.

[b]

Warrants

At June 30, 2003 there are 1,367,520 (December 31, 2002 – 3,767,520) warrants outstanding to purchase 817,520 (December 31, 2002 – 3,267,520) shares of the Company at an average weighted price of $1.73 (December 31, 2002 – $2.62) expiring at varying dates to December 22, 2003.

[c]

Stock options

Under the Cumberland Resources Stock Option Plan of 1995, options to purchase common shares of the Company may be granted to employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant.

At June 30, 2003 there are options outstanding and exercisable to issue 3,290,000 shares of the Company. The price of these options ranges from $0.75 to $2.65, with an average weighted price of $1.92 and their expiry dates range from January 27, 2004 to May 13, 2113. At June 30, 2003, 4,024,800 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The company has elected not to use the fair value methods of accounting for stock options. Accordingly during the period, no compensation costs were recorded in the statement of loss for options granted to employees and directors. Had compensation costs been determined using the fair value based method at the grant dates, the Company’s pro forma net loss per share would have been as follows:

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming risk-free interest rates between 3.72% and 4.27%, a dividend yield of 0%, an expected volatility of between 60% and 63% and expected lives of stock options of 4.5 years.

4. COMMITMENTS AND CONTINGENCIES

As disclosed in note 4[b] in the annual financial statements, the Company has a non-recourse, contingent loan balance of $12,916,575 at June 30, 2003. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

As disclosed in note 6[a] in the annual financial statements, the Company has $319,400 in restricted cash that must be used in Canadian Exploration Expenditures (as defined by the Canadian Income Tax Act) in order to avoid interest and penalty charges imposed by the Canadian Customs and Revenue Agency.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, Cumberland Resources has estimated its share of these costs to be $340,000 as at June 30, 2003.

Included in restricted cash is an amount of $38,622 in respect of a government bond arising from the land use agreement entered into with Nunavut Tunngavik Incorporated for protection against environmental accidents.

5. SUBSEQUENT EVENT

On July 30, 2003 the Company closed a private placement of ten million units at $3.10 per unit and one million flow through shares at $3.30 per share, for gross proceeds of $34,300,000, net proceeds to the Company of $32,525,000. Each unit consists of a share and one half of a share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional common share at a price of $3.75 until July 29, 2004 unless the closing price of the Company’s shares trade on the TSX at $4.25 or more during any twenty consecutive days during the period commencing

November 29, 2003 and ending March 29, 2004, in which case the Warrants will expire on the later of April 29, 2004 and the date which is twenty-five days following the giving of notice by the Company to the Warrant holders.

Cumberland Resources Ltd.

Management’s Discussion and Analysis

OVERVIEW

The Company is engaged in the development and exploration of mineral properties.  The Company’s current activities are focused on the Meadowbank gold property, which is in the feasibility stage, located in Nunavut Territory, Canada.

OPERATING SUMMARY

The Company initiated the field component of the $10.5 million 2003 work program at the Meadowbank gold property in early April. The program includes two phases of drilling totaling over 16,000 metres and is designed to complete feasibility and mine permitting requirements as well as a substantial field exploration program.  Initial diamond drilling focused on deposit definition and further exploration of targets generated in 2002. In addition, geotechnical drilling for water retention dike designs was initiated. An extensive overburden drilling program (370 holes) is underway to aid in the delineation of further diamond drill targets.

FINANCIAL SUMMARY

The Company’s operations for the six months ended June 30, 2003 and the three months ended June 30, 2003 together with the comparative numbers from the 2002 year are summarized below:

The Company has no operating revenues, as it has not commenced mining operations. The major component of the Company’s net loss for all periods was exploration costs which, under the Company’s accounting policies, are expensed. Exploration costs are normally higher in the second quarter as the Company’s drilling season usually commences in April. The majority of expenditures for all comparative periods were incurred on the Company’s 100% owned Meadowbank property. The significant increase for 2003 reflects the improved economic forecasts the property generated in early 2002 and the resulting rapid acceleration of the Company’s exploration program at Meadowbank, which is discussed above in the Operating Summary.

 In addition to  its work at Meadowbank , during the second quarter of 2003, the Company completed a small drill program at Meliadine East, at a cost of approximately $300,000. This program was designed to follow up a diamond indicator exploration program undertaken in 2002. No significant results were received from the caustic fusion of the drill core from the kimberlite pipes tested.

The Company’s 22% share of the exploration costs at Meliadine West was financed by way of a non-recourse loan from the property operator, WMC International Ltd. (WMC). There was little activity on the property in both 2003 and 2002. Subsequent to June 30, 2003 WMC announced a $2,070,000 work program (100% basis) for Meliadine West. As at June 30, 2003 the non-recourse loan from WMC was $12,916,575.

The increase in interest income for all comparative periods was due to higher average cash and cash equivalents balances in the 2003 periods. The Company received a $500,000 option payment on its Meliadine West property in the first three months of both 2003 and 2002. The increase in administrative expenses for all comparative periods reflects the increased level of activity and management staff in 2003 and the greater emphasis placed on public relations, including investor relations activities and financing activities.

Capital Resources and Liquidity

The Company’s capital budget for its Meadowbank property for 2003 is $10.5 million. The 2003 program is designed to complete feasibility and mine permitting requirements at Meadowbank, and also includes a substantial field exploration program. The 2003 budget for the 50% owned Meliadine East property is approximately $625,000 shared on a 50/50 basis with a joint venture partner.  At Meliadine West, WMC International Ltd. is obligated to fund the Company’s share of any expenditures by way of non-recourse loans. These loans are repayable only from the Company’s ultimate share of any revenues from the project.

In June 2003 the Company received $5.1 million from the exercise of warrants. At June 30, 2003, the Company had approximately $17.7 million in working capital, including $0.4 million in restricted cash. The majority of the restricted cash is flow through funds, which must be spent on Canadian exploration activities.

On July 30, 2003 the Company closed a private placement of ten million units at $3.10 per unit and one million flow through shares at $3.30 per share, for gross proceeds of $34,300,000, net proceeds to the Company of $32,525,000. Each unit consists of a share and one  half of a share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional common share at a price of $3.75 until July 29, 2004 unless the closing price of the Company’s shares trade on the TSX at $4.25 or more during any twenty consecutive days during the period commencing

November 29, 2003 and ending March 29, 2004, in which case the Warrants will expire on the later of April 29, 2004 and the date which is twenty-five days following the giving of notice by the Company to the Warrant holders.

If ultimately the decision is made, following the feasibility study at Meadowbank, to develop a mining operation, substantial long term financing will be required.